June 18, 2015

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:     Terence O’Brien, Accounting Branch Chief
                      Nudrat Salik, Staff Accountant

Re:	SolarCity Corporation Form 10-K for the Year Ended December 31, 2014 Filed February 24, 2015

Ladies and Gentlemen:

SolarCity Corporation (“SolarCity” or the “Company”) submits this letter in response to the comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated June 10, 2015 (the “Comment Letter”), relating to response to an earlier letter received from the Staff dated May 8, 2015 relating to SolarCity’s Form 10-K for the Year Ended December 31, 2014 (File No. 001-35758) originally filed with the Commission on February 24, 2015 (the “Form 10-K”), and SolarCity’s Current Report on Form 8-K (File No. 001-35758) originally filed with the Commission on February 18, 2015.  In this letter, we have recited the comment from the Staff in italicized, bold type and have followed it with our response.

Form 10-K
Revenue Recognition, page 46

1. We note your response to comment 1 of our letter dated May 8, 2015. Please expand your disclosures to address all of the significant factors that led to the determination that the arrangement consideration is not fixed or determinable for solar energy systems sold under MyPower contracts, including that you may be incented to offer future inducements or concessions to ensure customers remain satisfied as a result of technological advances in solar energy systems over time. Your current disclosures only appear to refer to the lack of history for similar programs with similar asset classes over an extended term.

In response to the Staff’s comment, we hereby undertake to include in future annual and quarterly reports filed with the Commission expanded disclosure regarding the factors that led to the determination that the arrangement consideration for solar energy systems sold under a MyPower contract is not fixed or determinable, substantially as follows:

For solar energy systems sold under a MyPower contract, the Company has determined that the arrangement consideration may not currently be fixed or determinable. In making this determination, the Company considered (i) the MyPower arrangement is unique and the Company does not have company-specific or market history for similar financing arrangements with similar asset classes over an extended term; (ii) customer preferences and satisfaction during the life of these long-term contracts, including as a result of technological advances in solar energy systems over time, may change, and the Company may be incented to offer future inducements or concessions to ensure customers remain satisfied during the life of these long-term contracts; and (iii) possible future decreases in the retail prices of electricity from utilities or from other renewable energy sources that may make the purchase of the solar energy systems less

3055 Clearview Way   San Mateo, CA  94402   T (650) 638-1028  (888) SOL-CITY    F 650.638-1029   solarcity.com

AZ ROC 243771/ROC 245450, CA CSLB 888104, CO EC8041, CT HIC 0632778/ELC 0125305, DE 2011120386/ T1-6032, DC 410514000080/ECC902585, FL EC13006226, HI CT-29770, MA HIC 168572/EL-1136MR, MD HIC 128948/11805, NV NV20121135172/EC 0078648, NJ NJHIC#13VH06160600/34EI01732700, NM EE98-379590, OR CB180498/C562, PA HICPA077343, TX TECL27006, VA ELE2705153278, WA SOLARC*919O1/SOLARC*905P7. Nassau H2409710000, Greene A-486, Suffolk 52057-H, Putnam PC6041, Rockland H-11864-40-00-00, Westchester WC-26088-H13, N.Y.C #2001384-DCA. SCENYC: N.Y.C. Licensed Electrician, #12610, #004485, 155 Water St, 6th Fl., Unit 10, Brooklyn, NY 11201, #2013966-DCA © 2015 SolarCity Corporation. All rights reserved.

Securities and Exchange Commission
June 18, 2015

economically attractive and may cause the Company to amend the terms of its contracts to ensure continued performance and remain competitive. Accordingly, the Company initially defers the revenue associated with the sale of a solar energy system under a MyPower contract when it delivers the system that has passed inspection by the utility or the authority having jurisdiction. In instances where there are multiple deliverables in a single MyPower contract, the Company allocates the arrangement consideration to the various elements in the contract based on the relative selling price method. Then, the Company recognizes revenue for the system over the term of the contract as the customer pays the loan’s principal and interest. The deferred revenue is included in the consolidated balance sheets under the current portion of deferred revenue for the portion expected to be recognized as revenue in the next twelve months, and the non-current portion is included under deferred revenue, net of current portion. The Company records a note receivable when the customer secures the loan from a subsidiary of the Company to finance the purchase.

* * * * *

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Please direct your questions or comments to me at (650) 963-4596.  In addition, we respectfully request that you provide a copy of any additional comments you may have to my attention at bbuss@solarcity.com.  Thank you for your assistance.

SOLARCITY CORPORATION

/s/ Brad W. Buss

Brad W. Buss
Chief Financial Officer

cc:

Lyndon R. Rive, President and Chief Executive Officer
Donald R. Kendall, Jr., Chairman, Audit Committee
Seth R. Weissman, General Counsel, Executive Vice President and Secretary
Keith D. Lupton, Ernst & Young LLP
Steven V. Bernard, Esq., Wilson Sonsini Goodrich & Rosati, P.C.
Michael E. Coke, Esq., Wilson Sonsini Goodrich & Rosati, P.C.